File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2014
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2014, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	150,000,000	Floating Rate	100.006	17-Jan-2014	12-Sep-2018
AUD	50,000,000	4.00	93.498	23-Jan-2014	22-May-2023
AUD	100,000,000	3.75	99.335	23-Jan-2014	9-Oct-2018
INR	1,000,000,000	7.125	100.975	24-Jan-2014	24-July-2015
USD	500,000,000	4.375	99.043	24-Jan-2014	24-Jan-2044
USD	700,000,000	Floating Rate	100.00	27-Jan-2014	15-Jan-2019
GBP	100,000,000	0.625	99.691	6-Feb-2014	15-Dec-2015
AUD	50,000,000	4.00	95.470	12-Feb-2014	22-May-2023
USD	2,000,000,000	3.00	99.504	21-Feb-2014	21-Feb-2024
USD	100,000,000	Floating Rate	100.041	26-Feb-2014	11-Feb-2016
AUD	175,000,000	4.75	98.599	27-Feb-2014	27-Aug-2024
USD	100,000,000	Floating Rate	100.060	27-Feb-2014	12-Dec-2016
USD	100,000,000	Floating Rate	100.040	28-Feb-2014	11-Feb-2016
BRL	33,570,000	9.07	100.00	28-Mar-2014	5-Apr-2018
USD	300,000,000	Floating Rate	100.055	13-Mar-2014	15-Jan-2019
USD	100,000,000	Floating Rate	100.056	14-Mar-2014	12-Dec-2016
USD	100,000,000	Floating Rate	100.057	20-Mar-2014	12-Dec-2016
AUD	75,000,000	4.75	99.549	20-Mar-2014	27-Aug-2024
USD	100,000,000	Floating Rate	100.112	21-Mar-2014	12-Dec-2016

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2014
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2014

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 11, 2014, which includes the Ordinary Capital financial statements for the year ended December 31, 2013. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank generally holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation adjustments, a separate component of Other comprehensive income (loss) in the Condensed Statement of Comprehensive Income. Effective October 1, 2013, the Bank concluded that its operations are substantially carried out in a single functional currency, the U.S. dollar. Therefore, net gains and losses resulting from the translation of all non-U.S. dollar (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings.

FINANCIAL HIGHLIGHTS

LENDING OPERATIONS: During the first three months of 2014, the Bank approved 11 loans totaling $673 million compared to 18 loans that totaled $1,054 million during the same period in 2013. There was one non-sovereign-guaranteed, non-trade-related guarantee approved for $65 million (2013 – none approved) and 21 trade-related guarantees without sovereign counter-guarantee were issued for $88 million (2013 – 62 guarantees issued for $109 million).

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, increased to a level of $5,736 million compared to $5,635 million at December 31, 2013. Conversely, the non-sovereign guarantees exposure decreased $43 million to $503 million compared to $546 million at December 31, 2013. As of March 31, 2014, 8.8% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013.

Total allowances for loan and guarantee losses amounted to $259 million at March 31, 2014 compared to $255 million at December 31, 2013. The Bank had non-sovereign-guaranteed loans with outstanding balances of $306 million classified as impaired at March 31, 2014 compared to $310 million at December 31 2013. All impaired loans have specific allowances for loan losses amounting to $84 million at March 31, 2014, compared to $88 million at December 31, 2013.

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. During the first three months of 2014, loan approvals under the FFF totaled $510 million, compared to $832 million for the same period in 2013.

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[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.84%, and the same credit commission and supervision and inspection fees in 2013.

BORROWING OPERATIONS: During the first three months of the year, the Bank issued bonds for a total face amount of $4,850 million (2013 – $3,599 million) that generated proceeds of $4,850 million (2013 – $3,353 million), representing increases of $1,251 million and $1,497 million, respectively, compared to the same period last year. The average life of new issues was 9.5 years (2013 – 4.8 years).

During 2014, the Bank continues to be rated Triple-A by the major credit rating agencies.

FINANCIAL RESULTS: Operating income during the first three months of 2014 was $236 million, compared to $396 million for the same period last year, a decrease of $160 million. This decrease was mainly due to a decrease in both net interest income of $166 million and net investment gains of $51 million, partially offset by a decrease in both net non-interest expense of $37 million and the provision for loan and guarantee losses of $17 million.

During the three months ended March 31, 2014, the trading investments portfolio experienced net mark-to-market gains of $19 million, compared to $70 million during the three months ended March 31, 2013. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $5 million during the first three months of 2014 compared to $9 million during the same period in 2013.

The provision for loan and guarantee losses decreased by $17 million, from $21 million in the three months of 2013 to $4 million in 2014, mainly as a result of improvements of the conditions of certain non-sovereign-guaranteed impaired loans.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions for the three months ended March 31, 2014 of $25 million, compared to a gain of $50 million for the same period in 2013. Net fair value adjustments mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITALIZATION: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently reallocated to other member countries by the Bank's Board of Governors. As of March 31, 2014, all of the respective instruments of subscription have been received making the IDB-9 fully subscribed.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

The Bank's equity base plays a critical role in securing its financial objectives. The Total Equity-to-Loans Ratio (TELR) at March 31, 2014 was 34.1% compared to 33.6% at the end of last year (See Table 1).

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2014	Three months ended March 31, 2013	Year ended December 31, 2013
Lending Summary			
Loans and guarantees approved[1]	$ 738	$ 1,054	$ 13,290
Undisbursed portion of approved loans	28,782	27,228	29,207
Gross loan disbursements	957	762	10,558
Net loan disbursements[2]	(298)	(742)	2,096
Balance Sheet Data			
Cash and investments-net [3], after swaps	$ 25,117	$ 15,590	$ 21,226
Loans outstanding[4]	70,393	68,007	70,679
Total assets	100,746	91,059	97,007
Borrowings outstanding[5], after swaps	70,807	59,704	67,460
Callable capital stock	139,911	123,840	123,840
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	71,105	63,439	63,439
Equity	23,773	20,820	23,550
Income Statement Data			
Operating Income[6]	**$ 236**	**$ 396**	**$ 881**
Net fair value adjustments on non-trading portfolios and foreign currency transactions	25	50	626
Board of Governors approved transfers	(200)	(200)	(200)
Net income	61	246	1,307
Ratios			
Net borrowings [7] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	65.7%	71.5%	74.4%
Total Equity [8] to loans [9] ratio	34.1%	31.8%	33.6%
Cash and investments as a percentage of borrowings outstanding, after swaps	35.5%	26.1%	31.5%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations.
(2) Includes gross loan disbursements less principal repayments.
(3) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(4) Excludes lending swaps in a net liability position of $725 million as of March 31, 2014 (2013 - $1,706 million) and $650 million as of December 31, 2013.
(5) Net of premium/discount.
(6) See page 7 for a full discussion of Operating Income under Results of Operations.
(7) Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).
(8) "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, Receivable from members, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions.
(9) Includes loans outstanding and guarantee exposure.

CAPITAL ADEQUACY

The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under this framework, the Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Loan Portfolio: The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in

all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria.

The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3].

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2014, 92% was sovereign-guaranteed. At March 31, 2014, the total volume of outstanding loans was $70,393 million, compared with $70,679 million as of December 31, 2013. The decrease in the loan portfolio was mostly due to a higher level of collections ($1,255 million) than loan disbursements ($957 million), partially offset by negative currency translation adjustments ($1 million).

As of March 31, 2014, 8.8% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013. The non-sovereign-guaranteed loan portfolio totaled $5,736 million, compared to $5,635 million at December 31, 2013.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $3,928 million during the first three months of 2014, mainly resulting from net cash inflows from borrowings ($3,389 million), net loan collections ($298 million), collection of capital subscriptions under the IDB-9 ($77 million), net cash inflows from operating activities ($166 million) and mark-to-market gains ($19 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $3,347 million compared with December 31, 2013, primarily due to a higher amount of new borrowings than maturities ($3,389 million), the accretion of discount on borrowings ($68 million), and the net collection of accretion of discount of borrowings and swaps ($10 million), partially offset by a net decrease in the fair value of borrowings and related swaps ($97 million).

EQUITY: Equity at March 31, 2014 was $23,773 million, an increase of $223 million from December 31, 2013, reflecting paid-in capital received under the IDB-9 of $162 million, and net income of $61 million.

Table 1 presents the composition of the TELR as of March 31, 2014 and December 31, 2013. It shows that the TELR increased slightly from 33.6% to 34.1% due to the increase in Total Equity, and the decrease in loans outstanding and guarantee exposure.

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[3] As of December 31, 2013, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,661 million, or 6.9% of the Bank's Total Equity.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2014	December 31, 2013
Equity		
Paid-in capital stock	$ 5,357	$ 4,941
Capital subscriptions receivable	(255)	(1)
	5,102	4,940
Less: Receivable from members	262	262
Retained earnings:		
General reserve [(1)]	16,368	16,307
Special reserve [(1)]	2,565	2,565
	23,773	23,550
Plus:		
Allowances for loan and guarantee losses	259	255
Minus:		
Borrowing countries' local currency cash balances	147	152
Cumulative net fair value adjustments on non-trading portfolios and foreign currency transactions	(396)	(421)
Total Equity	$ 24,281	$ 24,074
Loans outstanding and guarantee exposure	$ 71,221	$ 71,550
Total Equity-to-Loans Ratio	34.1%	33.6%

(1) Includes Accumulated other comprehensive income.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2014, Operating Income was $236 million compared to $396 million for the same period last year, a decrease of $160 million. This decrease was mainly due to both a decrease in net interest income and net investment gains, partially offset by both a decrease in net non-interest expense and the provision for loan and guarantee losses.

The Bank had net interest income of $337 million during the first three months of 2014, compared to $503 million for the same period last year. The decrease was mainly due to non-recurring gains associated with loan repayments and equity duration management of approximately $139 million in 2013.

The Bank's trading investments portfolio contributed net mark-to-market gains of $19 million during the period, compared to $70 million for the same period in 2013, due to a decelerating improvement in prices of credit assets, and the overall reduction of asset- and mortgage-backed securities held in the portfolio.

Net non-interest expense decreased $37 million mainly due to lower net pension and postretirement benefit costs of $48 million. No amortization of unrecognized net actuarial losses is required in 2014 since deferred actuarial losses are within the 10% corridor. In addition, service cost decreased due to the increase in the rate used to discount the pension liabilities at the end of 2013.

The provision for loan and guarantee losses decreased by $17 million, mainly as a result of improvements of the conditions of certain non-sovereign-guaranteed impaired loans.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,		
	2014	2013	2014 vs. 2013
Loan interest income [(1)]	$ 411	$ 440	(29)
Investment interest income [(1)]	17	15	2
Other interest income	11	150	(139)
	439	605	(166)
Less:			
Borrowing expenses [(1)]	102	102	-
Net interest income	337	503	(166)
Other loan income	27	24	3
Net investment gains	19	70	(51)
Other expenses:			
Provision for loan and guarantee losses	4	21	(17)
Net non-interest expense	143	180	(37)
Total	147	201	(54)
Operating Income	$ 236	$ 396	$ (160)

[(1)] Amounts on an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2014 and 2013 and the year ended December 31, 2013 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2014		Three months ended March 31, 2013		Year ended December 31, 2013	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [(1)]	$ 69,870	2.39	$ 68,069	2.62 [(5)]	$ 66,780	2.65 [(5)]
Liquid investments [(2)(3)]	22,984	0.77	16,165	2.27	19,713	1.27
Total earning assets	$ 92,854	1.99	$ 84,234	2.55	$ 86,493	2.34
Borrowings	$ 69,221	0.60	$ 60,878	0.68	$ 62,312	0.64
Net interest margin [(4)]		1.47		2.42 [(6)]		1.87 [(6)]

[(1)] Excludes loan fees.
[(2)] Geometrically-linked time-weighted returns.
[(3)] Includes gains and losses.
[(4)] Represents annualized net interest income as a percent of average earning assets.
[(5)] Loan prepayment compensation, net of swap unwinding costs, of approximately $14 million was received by the Bank in the first quarter of 2013 ($101 million for the full year). Excluding this compensation, the return on loans would have been 2.54% for the period ended March 31, 2013 and 2.50% for the year ended December 31, 2013.
[(6)] In addition to the loan prepayment compensation mentioned above, gains of $125 million on equity duration swaps were realized from swap terminations resulting from equity duration management in 2013. If such amounts were not considered, the net interest margin would have been 1.75% for the period ended March 31, 2013 and 1.61% for the year ended December 31, 2013.

CORE OPERATING INCOME (NON-GAAP MEASURE): Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. Table 4 below displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Core operating income is a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

Table 4: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	Three months ended March 31, 2014	2013	2014 vs. 2013
Operating Income (Reported)	$ 236	$ 396	$ (160)
Less:			
Net investment gains	19	70	(51)
Non-recurring gains associated with loan prepayments and equity duration management	-	139	(139)
Add:			
Provision for loan and guarantee losses	4	21	(17)
Core operating income	$ 221	$ 208	$ 13

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the three months ended March 31, 2014, there was one non-sovereign-guaranteed, non-trade-related guarantee approved for $65 million (none during same period last year). The Bank issued 21 trade-related guarantees for $88 million (2013 – 62 guarantees issued for $109 million). No guarantees with sovereign counter-guarantee were approved during the first three months of 2014 and 2013.

Historically, no guarantees issued by the Bank had ever been called. In April 2014, a portion of a Bank guarantee without a sovereign counter-guarantee with a total exposure of $12 million was called. Cash collateral was used to make the required payment.

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to the repayment of borrowings. As of March 31, 2014, the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.56 years with contractual maturity dates through 2044[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans ($28,782 million at March 31, 2014), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased and cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

During the first three months of the year, mixed economic indicators in the U.S. and improving fundamentals in Europe were balanced against rising geopolitical risks late in the quarter adding uncertainty in markets generally. As a result, interest rates fluctuated but ended the quarter with a slight change in short to medium terms notes while longer tenors did see a reduction in yields.

During the three months ended March 31, 2014, the Bank recognized $19 million of mark-to-market gains in its trading investments portfolio (2013 – $70 million). These investment gains, to a major extent, relate to gains recognized in the remaining $649 million asset-backed and mortgage-backed securities portion of the portfolio. As of March 31, 2014, 37.4% of the asset-backed and mortgage-backed securities holdings are rated AAA and AA, and 97.2% are rated investment grade compared to 40.7% and 97.6%, respectively, at December 31, 2013.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2013 is presented in Schedule I-4 to the December 31, 2013 financial statements.

The Bank continued to reduce its already relatively small exposure to structured assets through repayments at par of $86 million (2013 - $123 million).

Table 5 shows a breakdown of the trading investments portfolio and related swaps at March 31, 2014 and December 31, 2013, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

Table 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	March 31, 2014		December 31, 2013	
	Fair Value [(1)]	Unrealized Gains (Losses)	Fair Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 5,830	$ (1)	$ 6,073	$ -
U.S. Government-sponsored enterprises	848	-	207	-
Obligations of non-U.S. governments and agencies	13,376	(3)	10,382	(40)
Bank obligations	4,266	(1)	3,527	(1)
Corporate securities	34	-	147	-
Mortgage-backed securities	**445**	**14**	**489**	**31**
U.S. residential	44	-	46	2
Non-U.S. residential	319	13	320	23
U.S. commercial	19	-	28	1
Non-U.S. commercial	63	1	95	5
Asset-backed securities	**204**	**1**	**228**	**9**
Collateralized loan obligations	134	-	152	5
Other collateralized debt obligations	30	1	33	3
Other asset-backed securities	40	-	43	1
Total investments-trading	25,003	10	21,053	(1)
Currency and interest rate swaps-investments-trading	(13)	6	(1)	44
Total	$ 24,990	$ 16	$ 21,052	$ 43

[(1)] Includes accrued interest of $42 million (2013 - $38 million) for trading investments and $(25) million (2013 - $(28) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2014, the credit exposure amounted to $25,238 million, compared to $21,227 million as of December 31, 2013. The credit quality of the portfolios continues to be high, as 76.2% of the counterparties are rated AAA and AA, 16.7% carry the highest short-term ratings (A1+), 6.3% are rated A, 0.7% are rated BBB, and 0.1% are rated below BBB, compared to 86.8%, 6.5%, 5.6%, 0.8% and 0.3%, respectively, at December 31, 2013.

As of March 31, 2014, the Bank's total current credit exposure in Europe was $11,225 million ($8,908 million at December 31, 2013). There was no direct exposure to the three Eurozone countries rated BBB or lower (Italy, Portugal, and Spain) as of March 31, 2014 and December 31, 2013. In the countries specified, the Bank had $296 million ($293 million at December 31, 2013) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns. The remaining European current credit exposure of $10,929 million ($8,615 million at December 31, 2013), regardless of asset class, was in countries rated AA- or higher.

Table 6: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

March 31, 2014

Counterparty rating	Investments: Governments and Agencies	Investments: Banks	Investments: Corporates	Investments: ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 4,213	$ -	$ -	$ -	$ -	$ 4,213	16.7
AAA	5,488	403	-	58	-	5,949	23.5
AA	9,868	2,979	34	185	229	13,295	52.7
A	485	884	-	214	6	1,589	6.3
BBB	-	-	-	174	-	174	0.7
BB	-	-	-	-	-	-	0.0
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	18	-	18	0.1
Total	$ 20,054	$ 4,266	$ 34	$ 649	$ 235	$ 25,238	100.0

December 31, 2013

Counterparty rating	Investments: Governments and Agencies	Investments: Banks	Investments: Corporates	Investments: ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 939	$ 394	$ 51	$ -	$ -	$ 1,384	6.5
AAA	5,401	143	-	63	-	5,607	26.5
AA	9,946	2,374	96	229	156	12,801	60.3
A	333	616	-	235	18	1,202	5.6
BBB	-	-	-	173	-	173	0.8
BB	43	-	-	-	-	43	0.2
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	17	-	17	0.1
Total	$ 16,662	$ 3,527	$ 147	$ 717	$ 174	$ 21,227	100.0

OTHER DEVELOPMENTS

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the potential impact of the implementation of this financial regulatory reform on its operations. Nevertheless, based on a preliminary review of the current regulations, the Bank is of the view that residual effects from the provisions of the DFA may apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities. The Bank's borrowing cost could rise as a result of the implementation of the provisions of the DFA.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. This legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Renewed Vision of the IDB Group's Activities with the Private Sector: As part of an initiative to maximize the efficient use of Bank resources and the development impact on the region through the activities of the IDB Group with the private sector, during the Bank's Annual Meeting in Bahia, Brazil, in March 2014, the Board of Governors of each of the Bank and the IIC approved a resolution that directed the Bank and IIC management to develop a proposal for a consolidated private sector entity to be considered by the Bank and IIC Boards of Governors no later than March 2015.

Management Changes: Effective May 1st, 2014, Mr. Alberto Suria will be the acting Finance General Manager and Chief Financial Officer; and Ms. Nuria Simo Villa was appointed as the General Manager and CIO of the Information Technology Department.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31, 2014 (Unaudited)		December 31, 2013 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note P	$ 357		$ 421	
Investments - Trading - Notes C, G, H and P	24,961	$ 25,318	21,015	$ 21,436
Loans outstanding - Notes D, E and P	70,393		70,679	
Allowance for loan losses	(248)	70,145	(244)	70,435
Accrued interest and other charges		830		805
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	81		110	
Loans	105		103	
Borrowings	3,251		3,161	
Other	63	3,500	66	3,440
Assets under retirement benefit plans		299		292
Receivable for investment securities sold		196		161
Other assets		458		438
Total assets		$ 100,746		$ 97,007
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 665		$ 654	
Medium- and long-term:				
Measured at fair value	43,453		43,704	
Measured at amortized cost	28,610	$ 72,728	24,343	$ 68,701
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	69		83	
Loans	830		753	
Borrowings	1,330		1,920	
Others	15	2,244	18	2,774
Payable for investment securities purchased		207		169
Payable for cash collateral received		202		229
Due to IDB Grant Facility - Note J		614		435
Accrued interest on borrowings		431		491
Liabilities under retirement benefit plans		74		73
Undisbursed special programs		232		239
Other liabilities		241		346
Total liabilities		76,973		73,457
Equity				
Capital stock - Note K				
Subscribed 12,042,061 shares (2013 - 10,675,321 shares)	145,268		128,781	
Less callable portion	(139,911)		(123,840)	
Paid-in capital stock	5,357		4,941	
Capital subscriptions receivable	(255)		(1)	
Receivable from members	(262)		(262)	
Retained earnings	17,760		17,699	
Accumulated other comprehensive income	1,173	23,773	1,173	23,550
Total liabilities and equity		$ 100,746		$ 97,007

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2014	2013
	(Unaudited)	
Income		
Loans, after swaps - Notes D and G	$ 438	$ 464
Investments - Notes C and G		
Interest	17	15
Net gains	19	70
Other interest income - Notes G and I	11	150
Other	8	8
Total income	493	707
Expenses		
Borrowing expenses, after swaps - Notes F, G and H	102	102
Provision for loan and guarantee losses - Note E	4	21
Administrative expenses	140	176
Special programs	11	12
Total expenses	257	311
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	236	396
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	25	50
Board of Governors approved transfers - Note J	(200)	(200)
Net income	61	246
Retained earnings, beginning of period	17,699	16,392
Retained earnings, end of period	$ 17,760	$ 16,638

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2014	2013
	(Unaudited)	
Net income	$ 61	$ 246
Other comprehensive income (loss)		
Translation adjustments	-	(11)
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans - Note L	-	28
Total other comprehensive income	-	17
Comprehensive income	$ 61	$ 263

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2014	**2013**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	**$ (957)**	$ (762)
Loan collections	**1,255**	1,504
Net cash provided by lending activities	**298**	742
Miscellaneous assets and liabilities	**(32)**	(5)
Net cash provided by lending and investing activities	**266**	737
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**4,850**	3,309
Repayments	**(1,472)**	(2,797)
Short-term borrowings, net	**11**	(252)
Cash collateral received	**(26)**	(449)
Collections of capital subscriptions	**77**	64
Payments of maintenance of value to members	**-**	(2)
Net cash provided by (used in) financing activities	**3,440**	(127)
Cash flows from operating activities		
Gross purchases of trading investments	**(13,040)**	(8,861)
Gross proceeds from sale or maturity of trading investments	**9,103**	7,832
Loan income collections, after swaps	**352**	303
Interest and other costs of borrowings, after swaps	**(55)**	(421)
Income from investments	**40**	44
Other interest income	**11**	154
Other income	**8**	8
Administrative expenses	**(151)**	(115)
Special programs	**(17)**	(16)
Transfers to the IDB Grant Facility	**(22)**	(21)
Net cash used in operating activities	**(3,771)**	(1,093)
Effect of exchange rate fluctuations on Cash	**1**	(6)
Net decrease in Cash	**(64)**	(489)
Cash, beginning of period	**421**	1,021
Cash, end of period	**$ 357**	$ 532

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2013 financial statements and notes therein included in the Bank's Information Statement dated March 11, 2014. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year. Certain reclassifications of the prior year's information have been made to conform to the current year's presentation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities.

Currency Accounting

The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, effective on October 1, 2013, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation adjustments a separate component of Other comprehensive income (loss) in the Condensed Statement of Comprehensive Income. Effective October 1, 2013, the Bank concluded that its operations are now substantially carried out in a single functional currency, the U.S. dollar. Accordingly, net gains and losses resulting from the translation of all non-U.S. dollar currencies (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, multilateral, bank and corporate obligations, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For obligations issued or unconditionally guaranteed by sovereign and sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, the Bank's policy is to invest in such obligations with a minimum credit quality equivalent to AA. Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $16 million on trading portfolio instruments held at March 31, 2014, compared to $59 million at March 31, 2013, were included in Income from Investments - Net gains. Unrealized gains recognized are, to a large extent, related to the asset-backed and mortgage-backed securities portion of the portfolio, which at March 31, 2014 amounted to $649 million ($1,446 million at March 31, 2013).

A summary of the trading portfolio instruments at March 31, 2014 and December 31, 2013 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The FFF is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and

other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin, as well as the Bank's spread.

LOAN CHARGES: For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to substantially all sovereign-guaranteed loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the three months ended March 31, 2014, there was one non-sovereign guaranteed, non-trade-related guarantee approved for $65 million (2013 – none approved). No guarantees with sovereign counter guarantee were approved during the first three months of 2014 and 2013. As of March 31, 2014, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $801 million ($839 million as of December 31, 2013), and guarantees with sovereign counter-guarantee of $325 million (2013 - $325 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first three months of the year, the Bank issued 21 guarantees for $88 million under this program (2013 – 62 guarantees for $109 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At March 31, 2014, guarantees of $828 million ($871 million at December 31, 2013), including $288 million issued under the TFFP ($329 million at December 31, 2013), were outstanding and subject to call. An amount of $27 million ($29 million at December 31, 2013) of guarantees outstanding without sovereign counter-guarantee has been reinsured. Outstanding guarantees have remaining maturities ranging from 5 months to 12 years, except for trade related guarantees that have maturities of up to three years.

At March 31, 2014 and December 31, 2013, the Bank's exposure on guarantees without sovereign counter-guarantee, amounted to $503 million and $546 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	March 31, 2014	December 31, 2013	S&P/Moody's Rating Equivalent
RC1	$ 150	$ 154	BBB/Baa3 or higher
RC2	91	123	BB+/Ba1
RC3	103	103	BB/Ba2
RC4	84	97	BB-/Ba3
RC5	46	60	B+/B1
RC6	-	-	B/B2
RC7	28	7	B-/B3
RC8	1	2	CCC-D / Caa-D
Total	$ 503	$ 546	

The Bank's exposure on guarantees with sovereign counter-guarantee amounted to $325 million at March 31, 2014 and December 31, 2013 (two guarantees of $265 million and $60 million rated BBB and BBB+, respectively).

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 92% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of March 31, 2014 and December 31, 2013, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	March 31, 2014	December 31, 2013
AA+ to AA-	$ 512	$ 524
A+ to A-	630	646
BBB+ to BBB-	37,304	37,452
BB+ to BB-	6,534	6,551
B+ to B-	8,496	8,515
CCC+ to CCC	11,181	11,356
Total	$ 64,657	$ 65,044

The ratings presented above have been updated as of March 31, 2014 and December 31, 2013, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The rating assigned by S&P to the country where the borrower/project is incorporated is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is currently considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of March 31, 2014 and December 31, 2013, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

Risk Classification (RC)	March 31, 2014	December 31, 2013	S&P/Moody's Rating Equivalent
RC1	$ 887	$ 887	BBB / Baa3 or higher
RC2	791	898	BB+ / Ba1
RC3	1,416	1,400	BB / Ba2
RC4	1,161	965	BB- / Ba3
RC5	295	437	B+ / B1
RC6	610	464	B / B2
RC7	43	43	B- / B3
RC8	393	397	CCC-D / Caa-D
	$ 5,596	$ 5,491	

In addition, as of March 31, 2014, the Bank has loans to other development institutions of $140 million ($144 million at December 31, 2013), with ratings ranging from AA to A.

Past due and Non-accrual loans

As of March 31, 2014, non-sovereign-guaranteed loans ninety or more days past due amounted to $112 million ($115 million at December 31, 2013). Non-sovereign guaranteed loans with outstanding balances of $306 million ($310 million at December 31, 2013) were on non-accrual status, including $79 million whose maturity has been accelerated ($81 million at December 31, 2013). There were no sovereign-guaranteed loans past due or in non-accrual status as of March 31, 2014 and December 31, 2013.

Impaired loans

The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $306 million at March 31, 2014 ($310 million at December 31, 2013). All impaired loans have specific allowances for loan losses of $84 million ($88 million at December 31, 2013).

A summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2014 and 2013 (in millions) is as follows:

	Three months ended March 31, 2014	2013
Average recorded investment during the period	$ 307	$ 275
Loan income recognized	4	4
Loan income that would have been recognized on an accrual basis during the period	5	5

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign guaranteed loans and has not written-off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system and it is accomplished in two steps: (i) to obtain the probabilities of default to be used for individual loans and guarantees. Since the Bank's internal credit ratings methodology is calibrated against external credit rating agencies, internal ratings are assigned probabilities of default as these are regularly published by external rating agencies in its global corporate default studies; (ii) an estimated loss given default rate is determined based upon the Bank's specific experience gained in its private sector operations; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in those portfolios where the Bank has limited specific experience, as it is the case for subordinated loan facilities. Based upon (i) the probability of default attributed to each project, (ii) the amount of credit exposure and (iii) the loss given default rates, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the period ended March 31, 2014 and the year ended December 31, 2013, were as follows (in millions):

	March 31, 2014	December 31, 2013
Balance, beginning of period	$ 255	$ 197
Provision for loan and guarantee losses	4	58
Balance, end of period	$ 259	$ 255
Composed of:		
Allowance for loan losses	$ 248	$ 244
Allowance for guarantee losses [1]	11	11
Total	$ 259	$ 255

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended March 31, 2014 and the year ended December 31, 2013, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	March 31, 2014	December 31, 2013
Balance, beginning of period	$ 5	$ 4
Provision for loan and guarantee losses	-	1
Balance, end of period	$ 5	$ 5

Non-sovereign-guaranteed portfolio:

Specific allowance	March 31, 2014	December 31, 2013
Balance, beginning of period	$ 88	$ 66
Provision (credit) for loan and guarantee losses	(4)	22
Balance, end of period	$ 84	$ 88

Collective allowance	March 31, 2014	December 31, 2013
Balance, beginning of period	$ 162	$ 127
Provision for loan and guarantee losses	8	35
Balance, end of period	$ 170	$ 162

During the first three months of 2014, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first three months of 2014, there were no troubled debt restructurings or payment defaults associated with the loans modified as troubled debt restructurings.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2014 and 2013, as follows (in millions):

	Three months ended March 31, 2014	Three months ended March 31, 2013
Borrowing expenses, after swaps	$ (384)	$ (437)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(364)	603
Total changes in fair value included in Net income	$ (748)	$ 166

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2014 and December 31, 2013, was as follows (in millions):

	March 31, 2014	December 31, 2013
Fair value	$ 43,771 [1]	$ 44,087 [1]
Unpaid principal outstanding	42,134	42,419
Fair value over unpaid principal outstanding	$ 1,637	$ 1,668

[1] Includes accrued interest of $318 million at March 31, 2014 and $383 million at December 31, 2013.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of March 31, 2014 and December 31, 2013, and their related gains and losses for the three months ended March 31, 2014 and 2013, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	March 31, 2014 [1]		December 31, 2013 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 45	$ 23	$ 84	$ 32
	Loans	94	237	89	243
	Borrowings	2,254	900	2,119	1,354
	Accrued interest and other charges	134	(53)	86	(88)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	36	46	26	51
	Loans	11	593	14	510
	Borrowings	997	430	1,042	566
	Other	63	15	66	18
	Accrued interest and other charges	124	31	189	31
		$ 3,758	$ 2,222	$ 3,715	$ 2,717

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended March 31, 2014	2013
Currency Swaps			
Investments - Trading	Income from Investments:		
	Interest	$ (3)	$ (4)
	Net gains	3	6
	Other comprehensive income (loss) -Translation adjustments	-	106
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	5	-
Loans	Income from loans, after swaps	(25)	(26)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	25	(59)
Borrowings	Borrowing expenses, after swaps	209	250
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	376	(418)
	Other comprehensive income (loss) -Translation adjustments	-	(1)
Interest Rate Swaps			
Investments - Trading	Income from Investments:		
	Interest	(14)	(6)
	Net gains	8	5
Loans	Income from loans, after swaps	(73)	(81)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(87)	199
Borrowings	Borrowing expenses, after swaps	199	187
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	105	(245)
	Other comprehensive income (loss) -Translation adjustments	-	(2)
Other	Other interest income	11	150
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	-	(161)
		$ 739	$ (100)

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at March 31, 2014 is $704 million ($1,053 million at December 31, 2013) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $311 million at March 31, 2014 ($512 million at December 31, 2013).

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2014 and December 31, 2013 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	March 31, 2014 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 1,032	$ -	$ 6,482
Adjustable	1,155	87	6,482	-
Loans				
Fixed	-	1,411	74	8,928
Adjustable	2,652	1,346	8,928	74
Borrowings				
Fixed	18,832	203	40,547	349
Adjustable	2,111	19,796	5,273	44,100
Other				
Fixed	-	-	2,762	438
Adjustable	-	-	438	2,762

Derivative type/ Rate type	December 31, 2013 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 1,309	$ -	$ 4,936
Adjustable	1,470	91	4,936	-
Loans				
Fixed	-	1,401	83	9,471
Adjustable	2,656	1,349	9,471	83
Borrowings				
Fixed	18,485	203	38,348	349
Adjustable	2,243	20,089	5,437	42,051
Other				
Fixed	-	-	2,869	450
Adjustable	-	-	450	2,869

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of March 31, 2014 and December 31, 2013 are as follows (in millions):

	March 31, 2014			
		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Assets Presented in the Balance Sheet (1)	Financial Instruments	Collateral Received (3)	Net Amount
Derivatives	$ 3,758	$ (1,516)	$ (2,007)	$ 235

		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Liabilities Presented in the Balance Sheet (2)	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,222)	$ 1,516	$ -	$ (706)

	December 31, 2013			
		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Assets Presented in the Balance Sheet (1)	Financial Instruments	Collateral Received (3)	Net Amount
Derivatives	$ 3,715	$ (1,665)	$ (1,876)	$ 174

		Gross Amounts Not Offset in the Balance Sheet		
Description	Gross Amounts of Liabilities Presented in the Balance Sheet (2)	Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,717)	$ 1,665	$ -	$ (1,052)

(1) Includes accrued interest of $258 million and $275 million, in 2014 and 2013, respectively presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2) Includes accrued interest of $(22) million and $(57) million, in 2014 and 2013, respectivel presented in the Condensed Balance Sheet under Accrued interest and other charges.

(3) Includes cash collateral amounting to $202 million (2013 - $229 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSAs provide for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to setoff any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;
Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments are valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States, Japanese and German governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of various market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2014 and December 31, 2013 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements March 31, 2014[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 5,830	$ 5,830	$ -	$ -
U.S. Government-sponsored enterprises	848	-	848	-
Obligations of non-U.S. governments and agencies [3]	13,376	600	12,776	-
Bank obligations [2]	4,266	-	4,266	-
Corporate securities	34	-	34	-
Mortgage-backed securities	**445**	-	**445**	-
U.S. residential	44	-	44	-
Non-U.S. residential	319	-	319	-
U.S. commercial	19	-	19	-
Non-U.S. commercial	63	-	63	-
Asset-backed securities	**204**	-	**187**	**17**
Collateralized loan obligations	134	-	134	-
Other collateralized debt obligations	30	-	13	17
Other asset-backed securities	40	-	40	-
Total Investments - Trading	25,003	6,430	18,556	17
Currency and interest rate swaps	3,758	-	3,758	-
Total	$ 28,761	$ 6,430	$ 22,314	$ 17

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $42 million for trading investments and $258 million for currency and interest rate swaps.

(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

(3) Effective January 1, 2014, due to increased level of activity in the portfolio, securities amounting to $69 million were transferred from Level 2 to Level 1.

Assets	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,073	$ 6,073	$ -	$ -
U.S. Government-sponsored enterprises	207	-	207	-
Obligations of non-U.S. governments and agencies	10,382	332	10,050	-
Bank obligations [2]	3,527	-	3,527	-
Corporate securities	147	-	147	-
Mortgage-backed securities	**489**	-	**489**	-
U.S. residential	46	-	46	-
Non-U.S. residential	320	-	320	-
U.S. commercial	28	-	28	-
Non-U.S. commercial	95	-	95	-
Asset-backed securities	**228**	-	**208**	**20**
Collateralized loan obligations	152	-	152	-
Other collateralized debt obligations	33	-	13	20
Other asset-backed securities	43	-	43	-
Total Investments - Trading	21,053	6,405	14,628	20
Currency and interest rate swaps	3,715	-	3,715	-
	$ 24,768	**$ 6,405**	**$ 18,343**	**$ 20**

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $275 million for currency and interest rate swaps.

(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	**Fair Value Measurements March 31, 2014[(1)]**	**Level 1**	**Level 2**	**Level 3**
Borrowings measured at fair value	$ 43,771	$ -	$ 43,771	$ -
Currency and interest rate swaps	2,222	-	2,222	-
Total	$ 45,993	$ -	$ 45,993	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $318 million for borrowings and under Accrued interest and other charges of $(22) million for currency and interest rate swaps.

Liabilities	**Fair Value Measurements December 31, 2013[(1)]**	**Level 1**	**Level 2**	**Level 3**
Borrowings measured at fair value	$ 44,087	$ -	$ 44,087	$ -
Currency and interest rate swaps	2,717	-	2,717	-
Total	$ 46,804	$ -	$ 46,804	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $383 million for borrowings and under Accrued interest and other charges, net of $(57) million for currency and interest rate swaps.

As of March 31, 2014, the investment portfolio includes $17 million ($20 million at December 31, 2013) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2014 and 2013 (in millions). There were no Level 3 financial liabilities for the three months ended March 31, 2014 and 2013.

Financial assets:

	Three months ended March 31, 2014 — Fair Value Measurements Using Significant Unobservable Inputs (Level 3): Investments - Trading	Currency and Interest Rate Swaps	Total	2013 — Fair Value Measurements Using Significant Unobservable Inputs (Level 3): Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 20	$ -	$ 20	$ 76	$ -	$ 76
Total gains (losses) included in:						
Net income	1	-	1	5	-	5
Other comprehensive income (loss)	-	-	-	(1)	-	(1)
Settlements	(4)	-	(4)	(5)	-	(5)
Balance, end of period	$ 17	$ -	$ 17	$ 75	$ -	$ 75
Total gains for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 1	$ -	$ 1	$ 5	$ -	$ 5

Gains on Level 3 financial assets of $1 million (2013 – $5 million) were included in Net income. The amount of these gains attributable to the change in unrealized gains related to assets still held at March 31, 2014 was $1 million (2013 – $5 million). These gains on Level 3 financial assets were reported in Income from Investments - Net gains in the Condensed Statement of Income and Retained Earnings.

The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $72,438 million as of March 31, 2014 ($72,256 million as of December 31, 2013) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign guaranteed loans, multilateral lending institutions that share the Bank's development mission would constitute the most appropriate assumed market participant to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such, as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $29,251 million as of March 31, 2014 ($24,869 million as of December 31, 2013) was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three months ended March 31, 2014 and 2013 comprise the following (in millions):

	Three months ended March 31, 2014	2013
Fair value adjustments - gains (losses) [1]		
Borrowings	$ (364)	$ 603
Derivatives		
Borrowing swaps	481	(663)
Lending swaps	(62)	140
Equity duration swaps	-	(161)
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	(30)	131
	$ 25	$ 50

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $25 million (2013 - $50 million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads,

(b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. In addition, during 2013, the Bank realized gains of $125 million generated from the unwinding of equity duration swaps as a result of equity duration management, and losses of $42 million resulting from the unwinding of lending swaps as a result of loan prepayments. These amounts were reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Other interest income and Income from loans, after swaps, respectively, in the Condensed Statement of Income and Retained Earnings.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three months ended March 31, 2014 and 2013, comprise the following (in millions):

	Three months ended March 31,	
	2014	2013
Currency transaction gains (losses):		
Borrowings, at fair value	$ (302)	$ 205
Derivatives, at fair value:		
Borrowing swaps	333	(236)
Lending swaps	1	(91)
	32	(122)
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	(31)	33
Loans	(2)	98
Other	3	-
	(30)	131
Total	$ 2	$ 9

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Bahia, Brazil, in March 2014, the Board of Governors approved the $200 million transfer corresponding to 2014. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently reallocated to other member countries by the Bank's Board of Governors. As of March 31, 2014, all of the respective instruments of subscription have been received making the IDB-9 fully subscribed.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and as of March 31, 2014, has replaced a total of 135,909 non-voting callable shares in the amount of $1,640 million with an equal amount of voting callable shares. It is expected that the full amount of non-voting callable shares will be replaced or returned by the end of the IDB-9 installment schedule.

The changes in subscribed capital during the three months ended March 31, 2014 and the year ended December 31, 2013 were as follows (in millions, except for share information):

	Subscribed capital			
	Shares	Paid-in	Callable	Total
Balance at January 1, 2013	9,688,828	$ 4,640	$ 112,240	$ 116,880
Subscriptions during 2013	1,026,851	301	12,087	12,388
Canada's return of callable capital	(40,358)	-	(487)	(487)
Balance at December 31, 2013	10,675,321	4,941	123,840	128,781
Subscriptions during 2014	1,421,933	416	16,737	17,153
Canada's return of callable capital	(55,193)	-	(666)	(666)
Balance at March 31, 2014	12,042,061	$ 5,357	$ 139,911	$ 145,268

The changes in Capital subscriptions receivable during the three months ended March 31, 2014 and the year ended December 31, 2013, were as follows (in millions):

	Capital Subscriptions Receivable
Balance at January 1, 2013	$ 18
Subscriptions during 2013	301
Collections	(229)
Amounts paid in advance that became effective in 2013	(89)
Balance at December 31, 2013	1
Subscriptions during 2014	416
Collections	(77)
Amounts paid in advance that became effective in 2014	(85)
Balance at March 31, 2014	$ 255

Capital subscriptions receivable have been recorded as a reduction from equity in the Condensed Balance Sheet. Subscriptions paid in advance amounting to $7 million ($92 million at December 31, 2013) are included in Other liabilities.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2014 were $22 million (2013 – none). As of March 31, 2014, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2014 was $60 million and $31 million, respectively, the same amount disclosed in the December 31, 2013 financial statements. Contributions for 2013 were $75 million and $35 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2014 and 2013 (in millions):

	Pension Benefits Three months ended March 31,	
	2014	2013
Service cost	$ 20	$ 29
Interest cost	38	38
Expected return on plan assets [1]	(51)	(46)
Amortization of unrecognized net actuarial losses	-	19
Net periodic benefit cost	$ 7	$ 40
Of which:		
ORC's share	$ 7	$ 39
FSO's share	$ -	$ 1

[1] The expected rate of return of plan assets was 6.75% for 2014 and 2013.

	Postretirement Benefits Three months ended March 31,	
	2014	2013
Service cost	$ 11	$ 15
Interest cost	19	19
Expected return on plan assets [1]	(21)	(19)
Amortization of unrecognized net actuarial losses	-	9
Net periodic benefit cost	$ 9	$ 24
Of which:		
ORC's share	$ 9	$ 23
FSO's share	$ -	$ 1

[1] The expected rate of return of plan assets was 6.75% for 2014 and 2013.

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at March 31, 2014. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $7,745 million at March 31, 2014 and $8,280 million at December 31, 2013. The Bank's total loans and guarantees outstanding to these VIEs were $515 million and $101 million, respectively ($519 million and $108 million, respectively, at December 31, 2013). Amounts committed not yet disbursed related to such loans and guarantees amounted to $38 million ($38 million at December 31, 2013), which combined with outstanding amounts results in a total Bank exposure of $654 million at March 31, 2014 ($665 million at December 31, 2013).

Of those loans and guarantees where the Banks is deemed to hold a significant variable interest, the Bank has made a loan amounting to approximately $32 million to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Three months ended March 31,	
	2014	2013
Net income	$ 61	$ 246
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(86)	(161)
Income from investments	20	18
Other interest income	-	4
Net unrealized gain on trading investments	(16)	(59)
Interest and other costs of borrowings, after swaps	47	(319)
Administrative expenses, including depreciation	(11)	61
Special programs	(6)	(4)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(25)	(50)
Transfers to the IDB Grant Facility	178	179
Net increase in trading investments	(3,937)	(1,029)
Provision for loan and guarantee losses	4	21
Net cash used in operating activities	$ (3,771)	$ (1,093)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 4	$ (31)
Loans outstanding	(1)	11
Borrowings	-	(29)

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the three months ended March 31, 2014 and 2013, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Three months ended March 31,	
	2014	2013
Argentina	$ 94	$ 99
Brazil	63	93
Mexico	110	102

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note H – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of March 31, 2014 and December 31, 2013 (in millions):

	March 31, 2014 [1]		December 31, 2013 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 357	$ 357	$ 421	$ 421
Investments				
Trading	25,003	25,003	21,053	21,053
Loans outstanding, net	70,653	72,438	70,870	72,256
Currency and interest rate swaps receivable				
Investments - trading	73	73	104	104
Loans	93	93	90	90
Borrowings	3,527	3,527	3,452	3,452
Others	65	65	69	69
Borrowings				
Short-term	665	665	654	654
Medium- and long-term:				
Measured at fair value	43,771	43,771	44,087	44,087
Measured at amortized cost	28,723	29,251	24,451	24,869
Currency and interest rate swaps payable				
Investments - trading	86	86	105	105
Loans	887	887	822	822
Borrowings	1,234	1,234	1,772	1,772
Others	15	15	18	18

[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 13, 2014, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2014.